File No. 70-9123

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1

_____________________________

POST-EFFECTIVE AMENDMENT NO. 7

To

APPLICATION-DECLARATION

Under

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

_____________________________

Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

(Names of companies filing this statement
and addresses of principal executive offices)

_____________________________

Entergy Corporation

(Name of top registered holding company parent of
each applicant or declarant)

_____________________________

Leo P. Denault Executive Vice President and Chief Financial Officer Entergy Corporation 639 Loyola Avenue New Orleans, LA 70113	S. Gareth Brett President and Chief Executive Officer Entergy Enterprises, Inc. Parkwood Two Building 10055 Grogan's Mill Road Suite 400 The Woodlands, Texas 77380

(Names and addresses of agents for service)
_____________________________
The Commission is also requested to send copies
of any communications in connection with this matter to:

Mark W. Hoffman, Esq.
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, LA 70113

The Application-Declaration in this File, as previously amended, is hereby amended and restated in its entirety as follows:

Item 1. Description of Proposed Transaction.

Entergy Corporation ("Entergy"), a Delaware corporation which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of itself and Entergy's current and future Non-utility Companies (as defined below), hereby requests a supplemental order of the Securities and Exchange Commission (the "Commission") under the Act, to the extent not exempt from Commission approval under the Act or otherwise permitted or authorized under the Act pursuant to Commission rule, regulation or order, for Entergy and the Non-utility Companies, exclusive of Entergy Power, Inc. ("EPI"), to issue guarantees and provide other forms of credit support, as described below (collectively, "Guarantees") from time to time during the period through February 8, 2006, in an aggregate amount not to exceed $3 billion, to or for the benefit of Entergy's affiliates which are (a) "New Subsidiaries", as authorized by the Commission's order in this File, dated December 20, 2002 (the "December 2002 Order")1, (b) "exempt wholesale generators" ("EWGs"), as defined in Section 32(a) of the Act, (c) "foreign utility companies" ("FUCOs"), as defined in Section 33(a) of the Act (EWGs and FUCOs are sometimes collectively referred to herein as "Exempt Projects"), (d) "exempt telecommunications companies" ("ETCs"), as defined in Section 34(a) of the Act, (e) "energy-related companies", as defined in Rule 58 under the Act ("Energy-related Companies"), and (f) other subsidiary companies of Entergy that are or may be authorized or permitted by rule, regulation or order of the Commission under the Act to engage in other businesses and EPI, a company that markets and sells its electric generating capacity and energy at wholesale, principally to non-associate companies (collectively, "Authorized Subsidiary Companies")2 (New Subsidiaries, Exempt Projects, ETCs, Energy-related companies and Authorized Subsidiary Companies are collectively referred to herein as "Non-utility Companies")3.

A. Proposed Transactions.

In order to further facilitate the development, acquisition and ownership by Entergy of interests in Exempt Projects and other Non-utility Companies, as authorized or permitted under the Act from time to time, to the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Entergy and the Non-utility Companies (exclusive of EPI) hereby request authority to issue Guarantees to or for the benefit of Non-utility Companies4 from time to time through February 8, 2006 (the "Authorization Period"), in an aggregate amount not to exceed $3 billion at any one time outstanding (including any Guarantees previously issued and outstanding under the August 2000 Order)5 (the "Aggregate Authorization")6. The amount of a Guarantee shall not reduce the Aggregate Authorization to the extent that the provision of such Guarantee is exempt from the Act or is otherwise authorized or permitted by rule or regulation of the Commission issued thereunder.

Guarantees may take the form of Entergy or a Non-utility Company agreeing to guarantee, undertake reimbursement obligations, assume liabilities or other obligations in respect of or act as surety on bonds, letters of credit, evidences of indebtedness, equity commitments, power purchase agreements, leases, liquidated damages provisions, and other obligations undertaken by Entergy's associate Non-utility Companies. For example, such associate companies may be called upon to furnish various types of bonds as security, including bid bonds, performance bonds, and material and payment bonds. Guarantees may also be necessary or desirable to satisfy the requirements of lenders or other project participants under financing documents or other project agreements to which an associate Non-utility Company of Entergy is or will become a party (including with respect to the provision of construction, interim or permanent debt or equity financing). These forms of credit enhancements are typical in the marketplace, and would significantly benefit Entergy's investments in Non-utility Companies by, among other things, facilitating the making of proposals in respect of investments in Non-utility Companies, and helping to reduce the cost of necessary bonds, sureties, and other credit support. The terms and conditions of Guarantees would continue to be established at arm's length, based upon market conditions.

Any Guarantees provided by Entergy to Exempt Projects would be subject to the limitation on aggregate investment in EWGs and FUCOs set forth in Rule 53(a), as modified by the Commission's authorization in File No. 70-9049. Specifically, in the absence of further authorization, Entergy would only issue Guarantees to Exempt Projects to the extent that the amount of any such Guarantee, when added to Entergy's aggregate investment in Exempt Projects, would not exceed 100% of Entergy's consolidated retained earnings. Any Guarantees provided to Energy-related Companies would be subject to the limitation on "aggregate investment" in energy-related companies set forth in Rule 58.

Entergy and any Non-utility Company issuing Guarantees pursuant to the authorization requested herein may elect to charge each Non-utility Company a fee for any Guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the Guarantee for the period of time the Guarantee remains outstanding. Guarantees may, in some cases, be provided to support obligations of Non-utility Companies that are not capable of exact quantification or are subject to varying quantification. In that event, Entergy or the Non-utility Company issuing the Guarantee will determine the exposure under the guarantee for purposes of measuring compliance with the Aggregate Authorization limit by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. Any estimates will be made in accordance with generally accepted accounting principles, and will be reevaluated periodically.

In support of the Guarantee authorization requested herein, Entergy notes that it has adopted strict policies governing the issuance of corporate Guarantees. In this connection, Entergy has created a Corporate Risk Committee (CRC) for its unregulated businesses, which reviews and approves the following categories of transactions, together with any related guarantees or other forms of required credit support (the impact of which is taken into consideration when considering the approval of the transaction): (i) all capital and procurement contracts and all fuel purchase and revenue contracts that exceed certain dollar thresholds, (ii) all fuel and revenue contracts that are five years or more in duration, and (iii) all other transactions with potential significant risk exposures that are not captured by the foregoing dollar or term limits, but which are determined to require CRC review based on supplemental risk metrics or management request. Three senior corporate executives, as well as various subject matter experts, including representatives of risk management, treasury, tax and other pertinent disciplines, currently serve on the CRC. Accordingly, CRC's review of transactions is extremely comprehensive and thorough in scope. Additionally, it is Entergy's practice that all Guarantees are approved by Entergy's Treasurer or Chief Financial Officer. Finally, Entergy notes that neither Entergy, nor any Non-utility Company, has had to make any payment or otherwise perform under any Guarantee it has issued since Commission authorization to issue Guarantees was first obtained by Entergy in 1995 (See the Commission's June 30, 1995 Order (HCAR No. 26322) in File No. 70-8105), nor have any Non-utility Companies defaulted on any obligations requiring Entergy to perform under a Guarantee.

B. Compliance With Rules 53 and 54.

The proposed transactions are subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any EWG or FUCO or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied. Specifically, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b) exists (under which the provisions of Rule 53 would not be available).

With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Projects (approximately $2.7 billion) is equal to approximately 55% of Entergy's "consolidated retained earnings" as of March 31, 2005 (approximately $4.9 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act.)

Although Entergy's current aggregate investment in EWGs and FUCO's exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to by in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect upon the Entergy System of the capitalization and earnings of EWGs and FUCO's in which Entergy has an ownership interest was considered, there would be no basis for the Commission to withhold or deny approval for the proposed transactions in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility customers, for the following reasons:

(1) As of March 31, 2005, Entergy's aggregate investment in Exempt Projects is equal to 16% of Entergy's total consolidated capitalization, 14% of consolidated net utility plant and 18% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

(2) Entergy's consolidated retained earnings have grown by an average of 12% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through March 31, 2005).

(3) Income from Entergy's investments in Exempt Projects has contributed positively to its overall earning during the period since the Commission issued the June 2000 Order.

(4) As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of March 31, 2005, Entergy's consolidated capitalization ratio was approximately 49.6% debt and approximately 50.4% equity, consisting of approximately 2.2% preferred stock and approximately 48.2% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

(5) Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of this Application-Declaration.

Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

Except to the extent otherwise authorized in the June 2000 Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

C. Additional Representations.

Entergy hereby makes the following additional representations:

1. At all times during the Authorization Period, Entergy will maintain common equity of at least 30% of its consolidated capitalization (based upon the financial statements filed with the most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K). The term "consolidated capitalization" is defined to include, where applicable, all common stock equity (comprised of common stock, additional paid in capital, retained earnings, accumulated other comprehensive income or loss, and/or treasury stock), minority interests, preferred stock, preferred securities, equity linked securities, long-term debt, short-term debt and current maturities.

2. With respect to the securities issuance authority proposed in this Application-Declaration: (a) within four business days after the occurrence of a Ratings Event,7 Entergy will notify the Commission of its occurrence (by means of a letter, via fax, e-mail or overnight mail to the Office of Public Utility Regulation); and (b) within 30 days after the occurrence of a Ratings Event, Entergy will submit a post-effective amendment to this Application-Declaration explaining the material facts and circumstances relating to that Ratings Event (including the basis on which, taking into account the interests of investors, consumers and the public as well as other applicable criteria under the Act, it remains appropriate for Entergy or the other Applicants to issue such securities, so long as the Applicants continue to comply with the other applicable terms and conditions specified in the Commission's order authorizing the transactions requested in this Application-Declaration). Furthermore, no securities authorized as a result of this Application-Declaration will be issued following the 60th day after a Ratings Event if the downgraded rating(s) has or have not been upgraded to investment grade. Applicants request that the Commission reserve jurisdiction through the remainder of the Authorization Period over the issuance of any such security that Applicants are prohibited from issuing as a result of the occurrence of a Ratings Event if no revised rating reflecting an investment grade rating has been issued.

Item 2. Fees, Commissions and Expenses.

Expenses expected to be incurred by the parties hereto in connection with obtaining the Commission's order authorizing the transactions proposed herein are estimated not to exceed $13,000, including $3,000 estimated for legal fees and $10,000 estimated for the fees of Entergy Services Inc.

Item 3. Applicable Statutory Provisions.

The proposed issuance by Entergy or a Non-utility Company of Guarantees to or for the benefit of a Non-utility Company is or may be subject to Sections 6(a), 7 and 12(b) of the Act and Rules 45, 53 and 54 thereunder. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

Item 4. Regulatory Approval.

No state or Federal commission, other than the Commission, has jurisdiction over the transactions proposed herein.

Item 5. Procedure.

The Applicants request the Commission to publish a notice of the filing of this Post-effective Amendment as soon as practicable. The Applicants further request that the Commission issue its supplemental order in this File as soon as practicable after the expiration of the notice period, and in any event not later than October 1, 2005. In addition, the Applicants hereby (a) request that there be no 30-day waiting period between the issuance of such supplemental order and the date on which it is to become effective, (b) waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and (c) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Entergy proposes to continue to provide the Commission, on a quarterly basis within 60 days after the end of each calendar quarter, a report pursuant to Rule 24, which shall include information concerning the total outstanding amount of Guarantees issued by Entergy or Non-utility Companies to or for the benefit of Non-utility Companies as of the end of such quarter, as well as all other information previously required to be filed, pursuant to Rule 24, in File No. 70-9123 under the Commission's December 2002 Order.

Item 6. Exhibits and Financial Statements.

(a) Exhibits.

F - Legal Opinion(s) of counsel to the Applicants (to be filed by amendment)

G - #9; Suggested Form of Notice of Proposed Transactions (previously filed)

(b) Financial Statements.

Financial Statements of Entergy Corporation and of Entergy Corporation and subsidiaries, consolidated, included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 (filed in File No. 1-11299 and incorporated herein by reference).

Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since December 31, 2004.

Item 7. Information as to Environmental Effects.

The proposed transactions do not involve any major Federal action significantly affecting the quality of the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERGY CORPORATION

By: /s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer

Dated: August 22, 2005

____________________________

  See Entergy Corporation, et al., Holding Company Act Release ("HCAR") No. 27626 (December 20, 2002).

  "New Subsidiaries" are generally defined in the December 2002 Order as direct or indirect subsidiary companies of Entergy organized  (a) to engage in development activities and/or (b) to hold, acquire and/or finance the acquisition of one or more subsidiary companies of Entergy which are (i) "exempt wholesale generators", (ii) "foreign utility companies", (iii) "exempt telecommunications companies", (iv) "energy-related companies", (v) "Authorized Subsidiary Companies", (vi) other "New Subsidiaries" and/or (vii) Rule 58 Companies, as such terms are defined therein.

  The Authorized Subsidiary Companies currently include, but are not limited to, Entergy Enterprises, Inc., EPI, Entergy Nuclear, Inc., Entergy Nuclear Operations, Inc., Entergy Operations Services, Inc., Entergy Operations Services North Carolina, Inc., Entergy Global Power Operations Corporation and Entergy Power Operations U.S., Inc.

  Pursuant to the Commission's August 21, 2000 Order (HCAR No. 27216) (the "August 2000 Order") in this File, Entergy and the Non-utility Companies are currently authorized to issue Guarantees to or for the benefit of Non-utility Companies, from time to time through December 31, 2005, in an aggregate amount not to exceed $2 billion at any time outstanding (excluding any Guarantees previously issued and outstanding under the Commission's June 22, 1999 Order (HCAR No. 27039) in this File).

  EPI holds undivided ownership interests in certain non-exempt electric generating stations and, as discussed above,  is engaged in the business of generating and selling its capacity and related energy, at wholesale, principally to non-associate bulk power producers on negotiated (i.e. market based) terms and conditions.  Therefore, EPI is a "public-utility company" for purposes of the Act.  Nevertheless, in 1992, 1993 and 1998, Entergy entered into settlement agreements with certain of its state and local regulators for purposes of defining, among other things, affiliate transaction conditions and other business relationships among its regulated and non-regulated business units.  For this purpose, EPI was defined as a "Nonregulated Business", together with Entergy Enterprises, Inc. and other Non-utility Company "subsidiaries and affiliates of Entergy that are not domestic regulated electric utilities primarily engaged in the business of selling electric energy at retail or at wholesale to regulated associate companies or providing services or goods to regulated electric associate companies" (See the Commission's 6/22/99 Order (HCAR No. 27040) in File No. 70-8529).  Accordingly, authorization is requested for Entergy or any Non-utility Company to issue Guarantees to or for the benefit of EPI on the same basis as any other Non-utility Company.  However, Entergy proposes to file a separate Application-Declaration for the purpose of obtaining any requisite Commission authorization for EPI to issue Guarantees to, or for the benefit of, other Non-utility Companies and/or to engage in certain other transactions, such as the issuance of securities and the rendering of services to other Non-utility Companies.

  As of March 31, 2005, the aggregate amount of guarantees outstanding under the August 2000 Order is approximately $1.25 billion.

  For the reasons set forth in Item 1B below, the $2 billion increase in Guarantee authorization requested herein (in excess of the $2 billion aggregate principal amount of additional Guarantees authorized in the August 2000 Order) will not adversely impact the financial integrity of Entergy.

  A "Ratings Event" will occur, with respect to securities proposed to be issued pursuant to this Application-Declaration, if (i) any security issued by Entergy, upon original issuance, is rated below investment grade, or (ii) any outstanding security of Entergy that is rated is downgraded below investment grade.  For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934.